

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2013

Via E-mail
Eric J. Foss
Chief Executive Officer
ARAMARK Holdings Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, PA 19107

> **Re: ARAMARK Holdings Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 19, 2013**
> **File No. 333-191057**

Dear Mr. Foss:

We have reviewed your responses to the comments in our letter dated November 7, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that your proposed price range is in excess of 20% of the high end of the range. Please reduce the range so that it is within 20% of the high end of the range. For guidance, please refer to Compliance and Disclosure Interpretation 134.04 for Regulation S-K, available on our website at www.sec.gov.

Cover Page

2. Please disclose here and in your Underwriting section how the additional share purchases will be allocated among the selling shareholders if the underwriter's option is not exercised in full.

Unaudited Pro Forma Financial Information, page 38

3. Please revise the notes to your unaudited pro forma financial statements to include the underlying assumptions, and any related calculations, involved in arriving at the pro forma adjustments recognized on page 39. The information provided should enable an investor to clearly understand how you arrived at the pro forma amounts, as required by Rule 11-02(b)(6) of Regulation S-X. For example, it is not clear, from note (c), how you arrived at or calculated the adjustment for the estimated share-based compensation

expense and additional expenses related to a modification of certain performance-based options.

Management's Discussion and Analysis, page 44

Fiscal 2012 Compared to Fiscal 2011, page 51

Segment Results, page 52

FSS North America, page 52

4. Please revise your FSS North America Segment operating results discussion, for fiscal 2012 as compared to fiscal 2011, to provide a discussion that is presented in a similar manner to the segment discussion provided on page 49, for fiscal 2013 as compared to fiscal 2012.

Quantitative and Qualitative Disclosure About Market Risk, page 69

5. Please consider revising your disclosures, on page 70, to include the U.S. dollar equivalent for your foreign currency forward exchange contracts. You may present these amounts parenthetically.

Certain Relationships and Related Party Transactions, page 142

Stockholder Arrangements, page 142

Stockholders Agreement, page 142

6. Please provide a definition of the term "original share amount owned by such Sponsor" here.

7. Please include a summary of the provisions of your Stockholders Agreement addressed in the second and third paragraphs of this section in your Prospectus Summary section. In addition, please add a risk factor that addresses the risks of each of the provisions described in the second paragraph of this section in your Risk Factors section or tell us why you believe such disclosure is unnecessary.

Description of Capital Stock, page 152

Conflicts of Interest, page 158

8. Please include a summary of the disclosure in this section in your Prospectus Summary section.

Underwriting (Conflict of Interest), page 166

9. We have considered your response to our prior comment 1 and reissue the comment. Please revise to state that the selling shareholders may be deemed to be underwriters.

Exhibits

Exhibit 23.1 and Exhibit 23.2 - Accountants' Consent

10. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

Via E-mail
Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP